
November 5, 2020

Andrew McDonald
Chief Executive Officer
LifeSci Acquisition Corp.
250 W. 55th St., #3401
New York, NY 10019

> **Re: LifeSci Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 8, 2020**
> **File No. 001-39244**

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement, page 11

1. Revise to provide a summary term sheet on the first or second page of the proxy statement as required by Item 14(b)(1) of Schedule 14A. Refer to Item 1001 of Regulation M-A.

2. Please revise the Summary to remove the description of Vincera Pharma's product candidates as being "best-in-class" or "first-in-class," because the term suggests that the products are effective and likely to be approved by the FDA. Alternatively, revise the disclosure to provide appropriate context to these claims and to provide balance to the Summary presentation.

3. Revise the disclosure on page 5 to identify which director is affiliated with Rosedale Park.

Risk Factors, page 25

4. Please revise the disclosure on pages 25-26 to explain the term and termination provisions

of the Bayer license.

Special Note Regarding Forward-Looking Statements, page 72

5.   On page 73 you state that shareholders "should not rely on these forward-looking statements" and "neither LSAC nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements." Please revise to remove these statements disclaiming responsibility for your disclosures.

Proposal No. 1—The Business Combination Proposal, page 83

6.   Please provide us your analysis regarding the availability of the exemption in Section 4(a)(2) for the issuance of LSAC Shares to the Sellers.

7.   Please substantially revise your disclosures in this section to provide additional information with respect to specific issues discussed during the negotiations between LSAC and various candidates. For example, disclose the extent to which any other candidates were discussed at the September 11 and 17th Board meetings, and clarify when you ceased conversations with Candidates One and Two. We note that, with respect to Candidate One, you disclose that "as conversations with Vincera advanced in May 2020, the frequency of interaction with Candidate One decreased and no further substantive discussions regarding a merger with LSAC took place;" however, when discussing Candidate Three, you disclose a conference call with Candidate Three on May 27, 2020 and state that "discussions with Vincera accelerated shortly thereafter." As it does not appear that your Vincera conversations diminished your interactions with Candidate Three until after May 27, 2020, clarify any other reasons the discussions with Candidate One trailed off and ended in May, including the date of your final interaction.

8.   Substantially revise your background section to provide details regarding the negotiations that led to the finalization of the key terms of the proposed business combination with Vincera. For example, it is not clear how the parties determined the type and amount of consideration or that certain of the consideration should be in the form of earnout shares. Also expand your discussion of the merger agreement to identify the material terms negotiated and discuss how the issues were resolved, including changes in any terms favorable to LSAC's management and affiliates as compared to the public shareholders.

9.   Expand the disclosure to further explain the material assumptions on which you based your financial analysis, and to further describe the criteria used to select the referenced companies.

LSAC's Board's Reasons for the Approval of the Business Combination, page 87

10. With reference to page 14 of your IPO prospectus, please tell us, and revise, as applicable, to indicate whether the board determined that at the time of agreement the transaction satisfied the 80% test.

Other Agreements, page 100

11. Please revise to disclose the material terms of your voting agreement(s) with the public holders of 3,945,350 LSAC Shares and include the agreement(s) as an Annex to the proxy. Also revise the Background section to indicate when the agreement(s) were negotiated and executed.

Proposal No. 2 – The Charter Amendment Proposal, page 101

12. Revise this section to clarify that shareholders are voting on these provisions individually, as provided on the form of proxy card.

13. Revise the Choice of Forum discussion, here, on page 202, and in the comparative charts to agree. In the chart, you say that the federal district courts generally are the sole and exclusive forum for Exchange Act claims, and that the Delaware Court of Chancery and District Court for the District of Delaware have sole and exclusive forum for Securities Act claims. In the discussion here and on page 202, however, you state that federal district courts (not limited to Delaware) are the exclusive forum for both Securities Act and Exchange Act claims. Also revise item (i) in the discussion to clarify that it does not apply to Securities Act or Exchange Act claims. In addition, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Revise the discussion of this proposal to disclose that there is uncertainty as to whether a court would enforce the provision vesting the Delaware Court of Chancery and the District Court for the District of Delaware with exclusive forum and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Unaudited Pro Forma Condensed Combined Financial Information, page 123

14. You disclose that the transaction is being accounted for as a business combination using the acquisition method with LSAC as the accounting acquirer in accordance with ASC 805, Business Combinations. Please provide us with a more detailed analysis of how you determined that LSAC is the accounting acquirer. Describe in greater detail how you considered each of the factors in ASC 805-10-55-11 through 55-14.

Vincera's Business
Overview, page 132

15. Revise the graphics on pages 134, 136, 137, 141, 145 so all of the fonts are large enough to be legible.

16. Please revise the Business section to clarify what work Vincera and its employees have conducted to date. For instance, it should be clear whether clinical and pre-clinical work was performed by Vincera and its employees or whether that work was performed

by Bayer or another third-party.

Vincera's Business
Clinical Trials, page 138

17.   Expand your disclosure of Study 18117 to indicate when the trial was conducted. Also, expand to discuss the duration of the trial, how the drug candidate was administered, who conducted and/or sponsored the trial, and any serious adverse events that were experienced, including the number of patients experiencing SAEs. State the primary and secondary endpoints related to safety, tolerability, pharmacokinetics and dosage.

18.   Revise your discussion concerning Study 17496 to address, if applicable, the same items referenced in the comment above concerning Study 18117. Also, disclose the number of patients in Study 17496 before the expansion, and explain whether any of the reported results to date are statistically significant. Revise the table at the bottom of page 139 or the surrounding text to explain "evaluable patients" and briefly describe neutropenia. Revise the disclosure on page 141 to disclose all serious adverse events, rather than only adverse events affecting more than 15% of the participants. In addition, clarify who is presently conducting and/or sponsoring Study 17496 and whether that changes once the Bayer license agreement becomes effective.

Intellectual Property, page 149

19.   Please revise to disclose all jurisdictions, the type of patents and term with respect to each patent family.

Compensation of Directors and Executive Officers of LSAC, page 187

20.   Revise to disclose the material terms of the executive employment agreements, if known, that will be effective upon the closing of the Business Combination, as disclosed on pages 188-89.

General

21.   Please revise Annex A to include a list briefly identifying the contents of all omitted schedules to your merger agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at (202) 551-3649 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences